

REAL ESTATE INVESTMENT TRUST

A Compelling Case For Change

THE STILWELL GROUP

Maximizing Shareholder Value

Overview

A. **WHLR's Board has Failed Shareholders**

    1.   Appalling Capital Allocation

    2.   Empty Promises ("WHLR 2.0")

- Inability to set and maintain a suitable dividend
- Little progress reducing debt/selling assets
- High overhead costs relative to peers

    3.   Broken Corporate Governance

    4.   Excessive Compensation

B. **Stilwell's Plan for WHLR**

    1.   Strategic Plan

    2.   Replace Directors

    3.   Stilwell's Nominees

WHLR's Board has Failed Shareholders

Price Returns Since WHLR IPO[1]	
WHLR Common Stock	**-96%**
Average REIT[2]	**49%**
S&P 500 Index	**125%**

We believe WHLR's directors have mismanaged the Company at the expense of shareholders.

WHLR's directors have overseen substantial erosion of shareholder value in recent years:

- Appalling capital allocation
- Inability to set and maintain a suitable dividend
- Broken corporate governance

- Empty promises ("WHLR 2.0")
- High overhead costs relative to peers
- Excessive compensation

Immediate change is required.

1 – Price returns on the WHLR Common Stock, the average REIT (MSCI U.S. REIT Index – see note 2) and the S&P 500 Index, according to S&P Global Market Intelligence, from WHLR's first day of public trading, November 19, 2012, through November 15, 2019.
2 – Reflects the performance of the MSCI U.S. REIT Index which, according to a factsheet available on https://www.msci.com/msci-us-reit-index, represents about 99% of the U.S. REIT universe and is comprised of equity REITs with core real estate exposure (i.e., the Index excludes mortgage REITs and some specialized REITs.)

WHLR Needs New Directors

We have nominated for election 3 directors at the 2019 Annual Meeting.



WHLR Common Stock Price (96%[1] decline from IPO)

Source: S&P Global Market Intelligence

1 – Our calculation, according to S&P Global Market Intelligence, is based on the $6/share closing price of WHLR on its first day of public trading, November 19, 2012 (adjusted to $48/share due to the 1-for-8 reverse stock split on March 31, 2017), and the $1.88/share closing price on November 15, 2019.

THE STILWELL GROUP
Maximizing Shareholder Value

Substantial and Prolonged Underperformance



Cumulative Total Returns Since WHLR IPO

Source: S&P Global Market Intelligence

— WHLR   — MSCI US REIT   — S&P 500

WHLR's Common Stock has drastically underperformed since the 2012 IPO. Even with the benefit of reinvested dividends, WHLR's Common Stock has declined by **-93%**, while the MSCI US REIT and the S&P 500 indices have returned **98%** and **160%**, respectively.[1]

1 – Total returns, according to S&P Global Market Intelligence, from WHLR's first day of public trading, November 19, 2012, through November 15, 2019.

WHLR's Board has Failed Shareholders

1. Appalling Capital Allocation

Appalling Capital Allocation

In January 2018, WHLR issued 1.4M shares of Series D, $25 Convertible Preferred Stock at an **$8.50 discount to face value.**



$25.00
$0.00
Instant loss to common shareholders
$8.50
$16.50
Cash proceeds from the January 2018 Series D issuance
Share of Series D

This resulted in an immediate destruction of more than **$12M** for the common shareholders.

High Cost of Capital: WHLR owes **$2.69/**share in annual dividends to Series D holders, which translates to a **16.3%**[1] cost of capital on the January 2018 issuance (not taking into account future dividend increases[2]).

This issuance exposes the common shareholders to **greater consequences** in the future: the Series D Convertible Preferred Stock has a **Death Spiral** provision that could **wipe out Common Stock value**.

In 2016, the Board unilaterally approved an increase in the authorized shares of Series D Preferred Stock, without putting the matter to a shareholder vote. According to ISS, "shareholders should have the right to opine on matters that could affect their voting power and economic position at the [C]ompany."

1 – Calculations based on the Series D, $25 Convertible Preferred Stock's current dividend rate of 10.75%, as stated in Part I Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 26, and the January 2018 public offering price of $16.50/share, as stated in Item 15 of WHLR's Annual Report on Form 10-K, filed with the SEC on February 28, 2019, p. 109.

2 – Commencing September 21, 2023, Series D holders will be entitled to cumulative cash dividends at an annual dividend rate of the Initial Rate increased by 2% of the liquidation preference per annum on each subsequent anniversary thereafter, subject to a maximum annual dividend rate of 14% ($3.50/share), as stated in Part I Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 25.

Series D Preferred Stock "Death Spiral" Provision

Beginning in September 2023, Series D holders have the option to redeem their Preferred Stock at $25/share:
If all of the Series D holders decide to redeem their 3,600,636 preferred shares, WHLR would have to pay
$90,015,900 in cash or issue the Common Stock equivalent.

If WHLR pays redeeming Series D holders in Common Stock, this will result in a Death Spiral:

The Death Spiral	Effect on Common Stock
1. WHLR issues Common Stock to pay redeeming Series D holders, diluting existing common stockholders.	The stock price falls.
2. Fearing further dilution, some existing common stockholders sell their stock.	The stock price falls.
3. As the Common Stock price declines, WHLR has to issue even more shares of Common Stock to each redeeming Series D holder.	The stock price falls even further, and a vicious cycle ensues.
The Series D holders repeat steps 1 to 3 until the ***Common Stock goes to (almost) zero.***	

WHLR's Plan (or Lack Thereof)

Despite the Death Spiral's potentially dire consequences, the Company does not appear to have a clear strategy in place as to how it plans on handling this Series D redemption, which is only four years away.

<u>From WHLR's First Quarter 2019 Prepared Remarks:</u>[1]

> **Q:** **How many more assets are either held for sale, or have been identified for potential sale?**
>
> **A:** *We believe that we have sold, or in the process of selling any assets that no longer meet our strategic investment focus. However, we continue to regularly assess our portfolio and look for ways to create value.*

How can WHLR be finished with or close to finished with asset sales? The Board has yet to address (or even mention) the consequences of the Death Spiral provision of the Series D Preferred Stock.

WHLR has major balance sheet issues. We believe the Board needs to continue selling properties to generate cash to buy back Preferred Stock.

1 – Extracted from Exhibit 99.3 of WHLR's Form 8-K, filed with the SEC on May 1, 2019, p. 3.

WHLR's Board has Failed Shareholders

2. Empty Promises ("WHLR 2.0")

Empty Promises

Immediately after Jon Wheeler's termination on January 29, 2018, WHLR began its supposed "turnaround." Over a year and a half has passed, yet Management and the Board have not made meaningful progress.

WHLR's Goals – Version 2.0*(January 30, 2018 and On…)		What Actually Happened
Independent Chairman	✔	Appointed an independent director as Chairman; **he resigned on May 20, 2019**
Return a Sustainable Dividend	✘	Failed to reinstate the common dividend; **additionally** suspended all preferred dividends
Reduce Debt	✘	Reduced **$379M** of debt outstanding by only **$30M**[1]
Sell Non-Core Assets	✘	Raised only **$8.7M**[2] of net proceeds selling assets and recognized a **$5.5M**[3] impairment on for-sale properties
Reduce G&A, In Line with Peers	✘	Reduced headcount by only **1** FTE[4]
Shareholder Value	✘	**The Board has failed**

Source: WHLR's September 2018 Company Presentation in a Form 8-K, filed with the SEC on September 11, 2018.

1 – Given the lack of full disclosure by the Company, we had to piece together these calculations based on WHLR's total principal balance at December 31, 2017 and additional debt related to the JANAF acquisition on January 18, 2018, both of which are reported in Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2018, pp. 20-21, and WHLR's total principal balance at September 30, 2019, as reported in Part I Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 21.
2 – See Slide 15 for additional detail.
3 – Impairment charges on assets held for sale for the nine months ended September 30, 2019, and for the year ended December 31, 2018, as reported in Part I Item 2 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 33, and in Item 7 of WHLR's Annual Report on Form 10-K, filed with the SEC on February 28, 2019, pp. 41-42.
4 – For the year ended December 31, 2017, WHLR had 53 full-time employees, as reported in Item 1 of WHLR's Annual Report on Form 10-K, filed with the SEC on March 7, 2018, p. 2. Subsequently, on January 23 and 29, 2018, the employment of WHLR's then-CFO and then-CEO terminated, respectively, as reported in Item 11 of WHLR's Annual Report on Form 10-K, filed with the SEC on March 7, 2018, p. 73. For the year ended December 31, 2018, WHLR had 50 full-time employees, as reported in Item 1 of WHLR's Annual Report on Form 10-K, filed with the SEC on February 28, 2019, p. 2.

THE STILWELL GROUP

Maximizing Shareholder Value

Failure to Reinstate the Common Dividend

Not only has the Board failed to reinstate the common dividend, but they have **suspended THREE issues of preferred dividends** for four consecutive quarters.

Common stockholders have foregone $22 million[1] in dividends and preferred stockholders have foregone $13 million[2] in dividends, yet total debt outstanding has only shrunk by $30 million.

"First, the Board of Directors has *suspended the common dividend for the remainder of 2018*, which makes available approximately $9 million of cash to operate the business and to pay down debt."
– CEO David Kelly, 4Q17 Earnings Call

"We're **making solid strides in this effort**. We still have ground to cover. But the vision is clear. We know our destination. With that being said, we'll *not be making the first quarter of 2019 preferred dividend payments* previously scheduled for April this year, and the *common dividend will continue to be suspended* until further notice."
– CEO David Kelly, 4Q18 Earnings Call

1 – Calculation based on the basic weighted-average numbers of shares outstanding for the year ended December 31, 2018 and for the nine months ended September 30, 2019, as reported in Part I Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 5, and the most recently declared dividend per share of Common Stock, as reported in Item 5 of WHLR's Annual Report on Form 10-K, filed with the SEC on February 28, 2019, pp. 36-37.
2 – The sum of all accumulated undeclared dividends for the Series A Preferred Stock, the Series B Preferred Stock and the Series D Preferred Stock, as reported in Part I Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 27.

THE STILWELL GROUP
Maximizing Shareholder Value

WHLR's Significant Amount of Debt

WHLR should sell its vanity project, JANAF, to generate much needed cash.



Outstanding Obligations by Year of Maturity ($M)

Total: **$448M**[1]

1 – WHLR's total principal balance at September 30, 2019, as reported in Part I Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 21, plus liabilities owed to redeeming holders of Series D, $25 Convertible Preferred Stock after September 2023.

THE STILWELL GROUP

Maximizing Shareholder Value

Sell JANAF — WHLR's Vanity Project

The sale of JANAF would give WHLR flexibility to begin addressing the Company's balance sheet issues.

Estimated Value of JANAF	**$85.7M[1]**
Paydown of JANAF Debt	($62.4M)[2]
Net proceeds	**$23.2M**

WHLR can use the net proceeds to repurchase shares of Series D Preferred Stock and Common Stock.

Example: 75% of the net proceeds are used to repurchase shares of Series D Preferred Stock, and the remaining 25% are used to repurchase shares of Common Stock

Shares of Series D Preferred Stock Retired[3]	1,161,076
Shares of Common Stock Retired[3]	3,090,027
Annual Savings on Preferred Dividends	**$3,120,392**

Repurchasing WHLR securities at a discount and/or repaying debt would be accretive.

1 – Based on the total consideration that WHLR paid for JANAF in January 2018, as reported in Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2018, p. 17. Assumes that JANAF's fair market value has not changed since the January 2018 purchase.
2 – The total principal balance of JANAF-related debt at September 30, 2019, as reported in Part I Item 1 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 21.
3 – Our calculation, according to S&P Global Market Intelligence, is based on the $1.88/share closing price of WHLR Common Stock and the $15.01/share closing price of WHLR Series D, $25 Convertible Preferred Stock on November 15, 2019.

Little Progress Selling Non-Core Assets

From January 30, 2018 through September 30, 2019, WHLR listed thirteen properties for sale and sold only seven.[1] The Company has raised only **$8.7 million** in net proceeds from those sales.

Transaction Dates	Property	Contract Price	Net Proceeds
06/19/2018	Laskin Road Land Parcel (1.5 acres)	$ 2.9M	$ 2.7M
09/27/2018	Shoppes at Eagle Harbor	$ 5.7M	$ 2.1M
10/22/2018	Monarch Bank Building	$ 1.8M	$ 0.3M
01/11/2019	Jenks Plaza	$ 2.2M	$ 1.8M
02/07/2019	Harbor Pointe Land Parcel (1.28 acres)	$ 0.6M	$ 0.0M
03/18/2019	Graystone Crossing	$ 6.0M	$ 1.7M
07/12/2019	Perimeter Square	$ 7.2M	$ 0.0M
Total Property Sales Since 1/30/2018 ("WHLR Version 2.0")		**$ 26.3M**	**$ 8.7M**

1 – Based on dispositions reported in Item 7 of WHLR's Annual Report on Form 10-K, filed with the SEC on February 28, 2019, p. 38, and Part I Item 2 of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019, p. 33.

WHLR's High Overhead Costs

Since January 30, 2018, WHLR has reduced headcount by only 1 full-time employee.



LTM1 Revenues ($M) per Employee
$15M
$10M
$5M
$0M
Median: $2.8M
UBA
NSA
MNR
DEA
BRT
GTY
ADC
WSR
OLP
AHH
UMH
CTRE
FREVS
SOHO
WHLR

	UBA	NSA	MNR	DEA	BRT	GTY	ADC	WSR	OLP	AHH	UMH	CTRE	FREVS	SOHO	WHLR
# of Employees[2]	**69**	**1,561**	**15**	**32**	**13**	**29**	**36**	**97**	**9**	**156**	**380**	**57**	**41**	**13**	**50**

1 – As of each company's most recently filed quarterly or annual report.
2 – The total number of employees, including any part-time employees and excluding any employees of third-party property operators, as reported in each company's most recent Annual Report on Form 10-K.

WHLR's Board has Failed Shareholders

3. Broken Corporate Governance

Broken Corporate Governance

Wheeler's poor corporate governance severely limits the ability of stockholders to seek effective change at the Company.

1. Stockholders cannot amend the Bylaws (according to ISS, the ability to do so "is a fundamental right, which is enshrined in most states' corporation statutes.")[1]
2. Stockholders can only act by unanimous written consent.
3. Stockholders can only remove directors for cause and by a supermajority vote.
4. Stockholders must obtain a prohibitively high supermajority vote to amend shareholder-unfriendly provisions in the Company's Articles.

We believe that certain anti-takeover provisions hinder the Company's ability to objectively evaluate future strategic alternatives.

1. Within a month of the Company's touted "WHLR 2.0" the Board awarded to the current CEO, CFO and COO, contracts that have provisions entitling each individual to a 2.99x lump sum severance payment if that individual resigns within 12 months of a "change in control."[2]
2. Under the terms of the Series D Preferred Stock, upon any "change of control," the Series D holders have the option to redeem their preferred stock at $25 per share. This could potentially pose a $90 million cash burden on the Company.[3]

Our Nominees will push for governance changes, including those recommended by ISS.

1 – As stated in ISS's Proxy Analysis & Benchmark Policy Voting Recommendations for WHLR's 2018 Annual Meeting, published on September 20, 2018, p. 9.
2 – 2.99 times of each executive's then current base salary, less mandatory deductions, as reported in sub paragraph 8.6 of Exhibits 10.1, 10.2 and 10.3 of WHLR's Form 8-K, filed with the SEC on February 20, 2018, pp. 4-5.
3 – As stated in paragraphs 8 and 9 of Exhibit 3.2 of WHLR's Form 8-A12B, filed with the SEC on September 19, 2016, pp. 8-11.

The Sea Turtle Development (another disaster)

In less than 3 years, WHLR lost its entire investment in a $12M loan to the Sea Turtle Marketplace – where then-CEO Jon Wheeler is an investor. We believe these actions demonstrate the Board's poor judgment and inability to protect stockholders' best interests as well as its abject failure to provide effective oversight of the Company.

09/29/2016: WHLR issues to Sea Turtle **$12M** in promissory notes which rank junior to a **$16M** loan borrowed from the Bank of Arkansas.[1]

11/14/2017: In its investor presentation, WHLR expects Sea Turtle to **"generate significant fee and interest income."**[2]

11/23/2017: Sea Turtle borrows a new **$4M** senior loan from the Bank of Arkansas. WHLR approves an amended subordination agreement **allowing** the new loan to **rank senior** to WHLR's notes.[3]

Why would WHLR's Board allow this to happen? (and without asking for anything in return?)

As of 12/31/2017: WHLR records a **$5.3M impairment** on the Sea Turtle loan, believing that the cash proceeds from selling Sea Turtle can **no longer repay** the **$12M**.[4]

Was the Board aware of Sea Turtle's deteriorating credit when they allowed this?

All of this happened within six weeks of touting Sea Turtle generating "significant" income.

As of 12/31/2018: WHLR records an additional **$1.7M impairment** on its loan to Sea Turtle,[5] reducing the carrying value to just **$5M.**

05/07/2019: Sea Turtle files a Chapter 11 Voluntary Petition for Bankruptcy.[6]

As of 06/30/2019: WHLR records a final **impairment of $5.0M** on the Sea Turtle loan, reducing its carrying value to **$0.**[7]

WHLR's directors should be held personally liable – at a minimum – for gross negligence.

1 – As stated in a Prospectus Supplement Summary of WHLR's Form 424B5, filed with the SEC on November 28, 2016, p. S-2.
2 – As stated in Exhibit 99.1 of WHLR's Form 8-K, filed with the SEC on November 14, 2017, p. 9.
3 – As stated in the First Amendment to Subordination Agreement entered into as of November 23, 2017, and recorded in Book 3624, pp. 1808-1821, in the Beaufort County Office of the Register of Deeds.
4 – As stated in Item 15 of WHLR's Annual Report in Form 10-K, filed with the SEC on March 7, 2018, p. 113.
5 – As stated in Item 13 of WHLR's Annual Report in Form 10-K, filed with the SEC on February 28, 2019, p. 74.
6 – As stated in WD-I Associates' Official Form 206D, filed with the United States Bankruptcy Court for the District of South Carolina on May 7, 2019.
7 – As stated in Part I Item 2 of WHLR's Quarterly Report in Form 10-Q, filed with the SEC on August 5, 2019, p. 33.

WHLR's Board has Failed Shareholders

4.   Excessive Compensation

Egregious Director Compensation

While WHLR's common share price was plummeting, the Board of Directors deemed itself deserving of outsized raises. Between 2016 and 2018, the Board members approved a jump in compensation. These are the egregious increases:[1]

Director	Increase in Compensation
Stewart Brown	220%
John McAuliffe	238%
Carl McGowan, Jr.	234%
John Sweet*	329%
Jeffrey Zwerdling	246%

*Former director

We can't think of any reason why our Company's board deserved such a handsome reward for its abysmal performance. Can you?

1 – The calculations are based on a comparison of the non-employee director compensation reported in Item 11 of WHLR's Annual Report on Form 10-K, filed with the SEC on February 28, 2019, p. 70, reporting 2018 non-employee director compensation and WHLR's Proxy Statement on Form DEF 14A, filed with the SEC on April 17, 2017, p. 17, reporting 2016 non-employee director compensation. The increase in John Sweet's compensation is based on a pro-rata calculation because John Sweet started serving on the Board on October 5, 2016. Excludes current director Andrew Jones, who was appointed to the Board in April 2018.

Stilwell's Plan for WHLR

1. Strategic Plan

Stilwell Strategic Plan

WHLR currently has no focused plan to maximize shareholder value. Here is how we will address the pressing issues that common shareholders face:

Shareholder Issue	WHLR's Current Plan	Stilwell's Plan
High Leverage	• Refinance the KeyBank line[1] • Sell the remaining undeveloped land parcels and St. Matthews Shopping Center • Has not identified anymore non-core assets for sale[2]	• Sell WHLR's largest shopping center, JANAF (**$62M** of property-level debt) • Sell the "pads" (typically sell at lower cap rates) • Monetize more non-core assets (such as the WHLR HQ and the restaurant-focused Columbia Fire Station)
Excessive Overhead Costs	• Reassign former acquisitions associates to other roles[3] • Reduce discretionary expenses	• Outsource property operations to a third-party operator • Reduce discretionary expenses
Death Spiral	• Has not addressed the consequences	• Make the retirement of Series D shares a top priority
Broken Corporate Governance	• Has not communicated how it intends to be more shareholder-friendly[4] • Will "operate with as much transparency as practicable" by issuing quarterly press releases with SEC filings[2]	• Reduce all director compensation • Replace the longest-tenured directors (>5 years) • Restore regular conference calls

1 – As stated in Exhibit 99.3 of WHLR's Form 8-K, filed with the SEC on May 1, 2019, p. 2.
2 – As stated in Exhibit 99.3 of WHLR's Form 8-K, filed with the SEC on May 1, 2019, p. 3.
3 – Based on CEO David Kelly's remarks during the 4Q17 Earnings Call, as stated in the final version of a transcript published by Thomson StreetEvents on March 8, 2018.
4 – CEO David Kelly expressed a willingness to change the board's policies and procedures during the 3Q18 Earnings Call, as stated in the final version of a transcript published by Thomson StreetEvents on November 20, 2018. Since then, WHLR management has not announced any such changes.

Stilwell's Plan for WHLR

2.   Replace Directors

Directors: Common Share Ownership

We believe the lack of a substantial ownership interest in shares of Wheeler by the Company's five longest-tenured directors has affected the Board's ability to properly evaluate and address the serious challenges facing the Company. The directors we seek to replace are highlighted in yellow:

Current Director Common Stock Share Ownership[1] (as of 11/15/2019)				
Name	Shares owned	% of Outstanding[2]	Director Since	% Gifted Stock Awards
David Kelly	30,219	0.3%	2011	17%
John McAuliffe	17,474	0.2%	2012[3]	95%
Carl McGowan, Jr.	58,673	0.6%	2013	99%
Jeffrey Zwerdling	98,454	1.0%	2013	59%
Stewart Brown	57,807	0.6%	2015	95%
Legacy Directors' Total Ownership	262,627	2.7%	28 Years Combined	
Andrew Jones	493,656	5.1%[4]	2018	7%
All Directors' Total Ownership	756,283	7.8%		

1 – Does not include Series B Convertible Preferred Stock, Common Stock Warrants, nor Series D Cumulative Convertible Preferred Stock.
2 – Calculation based on 9,693,271 shares of WHLR Common Stock outstanding as of November 6, 2019, as stated on the cover page of WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019.
3 – John McAuliffe resigned from the Board of Directors on April 9, 2013, as stated in WHLR's Form 8-K, filed with the SEC on April 10, 2013, p. 2, and was reappointed on December 2, 2015, as stated in WHLR's Form 8-K, filed with the SEC on December 4, 2015, p. 2.
4 – Includes 445,084 shares (4.8% of Common Stock outstanding) held in an IRA and funds managed by NS Advisors, LLC, according to Andrew Jones's Form 4, filed with the SEC on February 27, 2019.

Stilwell's Plan for WHLR

3.   Stilwell's Nominees

The Stilwell Group's Director Nominees

Joseph D. Stilwell, 58
Founder and principal of The Stilwell Group

- ✓ Started his first investment fund in 1993 and has been investing in financial companies for over 25 years
- ✓ Has experience serving on the boards of directors of publicly-listed financial companies, two of which were sold during his tenure on the board
- ✓ Has extensive experience and knowledge in capital allocation and maximizing shareholder value

Paula J. Poskon, 55
Founder and President of STOV Advisory Services LLC

- ✓ Previously a Senior Real Estate Research Analyst at D.A. Davidson & Co., Inc. and Robert W. Baird & Co., Inc.
- ✓ Was named No. 3 on The Wall Street Journal's "Best on the Street" among real estate analysts for 2009 and No. 2 among real estate analysts for stock-picking in 2011 by StarMine
- ✓ Has more than 15 years of capital markets experience in equity research and investment banking, and has extensive relationships in the real estate industry

Kerry G. Campbell, 54
Principal of Kerry Campbell LLC

- ✓ Has been a loan officer lending to commercial real estate and an equity investor in commercial real estate
- ✓ Has provided consulting services to financial institutions in risk management, portfolio construction and enhanced policies and procedures
- ✓ Has 30 plus years of financial industry experience and has obtained the Chartered Financial Analyst® (CFA) and the Accredited Investment Fiduciary Analyst™ (AIFA) certifications

The Stilwell Group: Maximizing Shareholder Value

The Stilwell Group was founded in 1993 and specializes in value investing in small-cap financials.

Our interests are aligned with the common shareholders. As the largest WHLR common shareholder (9.1%[1] of common shares outstanding), the Stilwell Group is committed to enhancing value for all shareholders.

We have a record of maximizing shareholder value. Stilwell has engaged in 70 activist investments to date and has never accepted greenmail — we only profit to the extent that all shareholders profit.

1 – Based on 882,099 common shares owned according to Stilwell's latest SC 13D/A, filed with the SEC on July 8, 2019, and WHLR's common shares outstanding of 9,693,271 according to WHLR's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2019.

THE STILWELL GROUP

Maximizing Shareholder Value